Exhibit 21.1

LIST OF SUBSIDIARIES

1.	CVD/RMS Acquisition Corp., a Delaware corporation.

2.	Radiance Medical Systems GmbH, a German corporation.

3.	IDI Acquisition Corporation, a Delaware corporation.

4.	Radiatec, Inc., a Japanese corporation.

5.	RMS Sideways Merger Corporation